NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the the following securities issued by Eksportfinans ASA (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Strategic Accelerated Redemption Securities Linked to the S&P
500 Index due May 17, 2011 (suspension: 5/19/2010) symbol: SGO

Strategic Accelerated Redemption Securities Linked to the MSCI
Brazil Index due July 1, 2011 (suspension: 6/14/2010) symbol: BON

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that the above issue have been called for redemption. Accordingly, trading in the issue was suspended before the opening on such redemption date.